Registration No. 333-173282

Filed Pursuant to Rule 424(b)(3)

DUKE ENERGY CORPORATION

DUKE ENERGY PREMIERNOTESSM

VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

SUPPLEMENT

(To Prospectus dated April 4, 2011)

The Date of this Supplement is February 3, 2012

The Duke Energy PremierNotes Plan with respect to the Duke Energy PremierNotes Variable Denomination Floating Rate Demand Notes (the “Notes”) provides for a maximum outstanding investment in the Notes for any one investor of $250,000 or such other amount as the Duke Energy PremierNotes Committee from time to time may determine without any prior notice. On February 3, 2012, the Duke Energy PremierNotes Committee determined to increase the general maximum outstanding investment level for any one investor to $750,000. The timing for the determination of whether an investment exceeds the maximum amount and by which investors exceeding the maximum must reduce their investments in the Notes has not been changed.